Ramco Gershenson Properties Trust
                           31500 Northwestern Highway
                                    Suite 300
                           Farmington Hills, MI 48334




VIA TELECOPIER AND EDGAR

June 2, 2008

Jonathan Wiggins, Staff Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C.  20549

         Re:      Ramco-Gershenson Properties Trust
                  Form 10-K for the year ended December 31, 2007
                  Form 10-Q for the quarter ended March 31, 2008


Dear Mr. Wiggins:

     We are responding to comments set forth in your letter dated May 22, 2008 regarding your review of the above referenced Form 10-K and Form 10-Q (File No. 1-10093). The numbered responses below correspond to the numbered comments in your letter, with the staff's comments repeated for ease of reference.

Form 10-K for the year ended December 31, 2007
----------------------------------------------

Funds From Operations, page 37
------------------------------

     1. Explain to us why your calculations of Funds from operations excludes minority interest in total rather than adjusting for the minority interests' share of other FFO adjustments. To the extent your intent is to present FFO available to all stakeholders (shareholders and OP unit holders) revise your description accordingly.

Response:

     As we described in our filings, we add back minority interest in Ramco-Gershenson Properties, L.P., the Company's Operating Partnership, in our Funds From Operations ("FFO") calculation. The Company also includes OP units, which are exchangeable for shares in the Company, in the calculation of weighted average equivalent shares outstanding used to calculate FFO per diluted share. By taking this approach, the Company believes it has properly computed funds from operations available to all stakeholders. We agree that the Company should be more clear in its description of how FFO is being disclosed and we propose to expand our description to "Funds from operations available to common shareholders (assuming conversion of OP Units)". The Company will prepare future filings to address this comment.

Mr. Jonathan Wiggins
June 2, 2008
Page 2




     2. Please explain and revise future filings to disclose how management uses FFO per diluted share information to conduct or evaluate its business and in what way it provides meaningful information to investors (as the per share measure does not depict the amount that accrues directly to shareholders' benefit). Refer to Question 11 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. In addition, please include a reconciliation of FFO on a per share basis to the most comparable GAAP measure, which appears to be diluted earnings per share, as required by Item 10(e) of Regulation S-K.

Response:
---------

     The Company believes that FFO provides an additional and useful means to assess the financial performance of REITs. FFO is frequently used by securities analysts, investors and other interested parties to evaluate the performance of REITs, most of which present FFO along with net income as calculated in accordance with GAAP.

     This measure of performance is used by the Company for several business purposes. The Company uses FFO (i) to formulate the Company's goals and FFO is one of several criteria to determine performance-based compensation for management, (ii) as a measure of a real estate asset's performance, (iii) to measure compliance with certain financial covenants under terms of the loan agreement relating to the Company's unsecured credit facility and (iv) to compare the Company's performance to that of other publicly traded shopping center REITs. We propose that in future filings the Company will disclose how management uses FFO per diluted share information to conduct or evaluate its business. In addition, we propose to expand the FFO table in future fillings to include a reconciliation of FFO per diluted share to earnings per diluted share as follows:

        Net income per diluted share to FFO per diluted share reconciliation:

                Net income per diluted share                              $x.xx
                  Depreciation and amortization expense                    x.xx
                  Minority interest in operating partnership               x.xx
                  Gain on sale of depreciable properties                  (x.xx)
                                                                          -----
                FFO per diluted share                                     $x.xx
                                                                          =====

        The Company will prepare future filings to address this comment.

     As requested in your letter, the Company acknowledges that:

          o The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
          o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
          o The Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.



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
Mr. Jonathan Wiggins
June 2, 2008
Page 3




If you have any questions concerning these responses, please do not hesitate to contact me at (248) 592-6200, or by fax at (248) 592-6201.



Sincerely,



/s/ Richard J. Smith
    ----------------
Richard J. Smith,
Chief Financial Officer, Secretary





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